                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 15)

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
                                 --------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 26, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P.
                       22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                   [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      12,338,984
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    12,338,984
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                   [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      2,985,290
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    2,985,290
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       CO
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                   [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      443,272
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    443,272
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                   [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      1,521,365
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    1,521,365
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       CO
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Acres Partners, L.P., a Delaware limited partnership 06-1458694
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                  [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      7,526,599
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    7,526,599
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Marion Partners, L.P., a Delaware limited partnership 06-1527654
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                   [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      224,840
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    224,840
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Blue Macaw Partners, L.P., a Delaware limited
                       partnership 06-1573985
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                   [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      488,350
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    488,350
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

--------------------------
CUSIP No.  053332-10-2
--------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Edward S. Lampert
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A                                                  [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      2,489
            NUMBER OF            ----------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               ----------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    2,489
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       25,531,189
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.91%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

         This Amendment No. 15 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the
Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

         On February 26, 2002, the Audit Committee of the Board of Directors of the Issuer (following the request of the Filing Persons and delegation from the Board of Directors of the Issuer) authorized the Issuer to register 15 million Shares owned by the Filing Persons. A shelf registration statement on Form S-3 was filed with the Commission by the Issuer on February 26, 2002 pursuant to which, upon effectiveness thereof, the Filing Persons may sell the Shares registered from time to time in open market transactions or otherwise, as detailed in the filing. At February 26, 2002, the Filing Persons owned 25,531,189 Shares, which represented 23.91% of the Shares outstanding as of December 14, 2001. The Filing Persons initially purchased Shares in 1997. Mr. Lampert, one of the Filing Persons, continues to serve as a Director of the Issuer.

         Upon effectiveness of the registration statement, the Filing Persons may sell the Shares registered from time to time in the future as a means of diversifying a portion of their holdings. In connection with the filing, the Issuer issued a press release in which the Filing Persons indicated their continuing faith in Steve Odland and the management of the Issuer and their belief that the Issuer has just begun to tap into the potential for the Issuer's franchise. The Filing Persons also stated their intention of remaining as significant shareholders of the Issuer for some time to come. Even if all Shares are sold that have been registered for resale, the Filing Persons will continue to own 10,531,189 Shares (assuming no additional purchases), constituting 9.86% of the Shares outstanding as of December 14, 2001, and having an aggregate market value of approximately $736 million based on the closing sales price on February 25, 2002.

         Investments, on behalf of itself and its affiliates (including the Filing Persons) entered into a letter agreement, dated October 10, 2000, with the Issuer in connection with the Board of Directors' decision to terminate a rights plan which was adopted earlier that year. This letter agreement provides that to the extent the Filing Persons acquire additional Shares of the

Company after October 20, 2000 (the date the rights plan expired) and before April 1, 2004, the Filing Persons have agreed to not vote (or issue written consents with respect to) such Shares prior to April 1, 2004, unless the Board of Directors otherwise permits. The Filing Persons are currently entitled to vote 17,164,683 Shares, or 16.07% of the Shares outstanding as of December 14, 2001.

         The Filing Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the factors discussed below, the Filing Persons (subject to applicable law) may acquire additional Shares; may sell all or part of their Shares, pursuant to the registration statement, Rule 144, in privately negotiated transactions, or in sales otherwise registered or exempt from registration under the 1933 Act; may distribute Shares to various of its partners; or may engage in any combination of the foregoing. Further, the Filing Persons may enter into derivative transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.

         Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

         Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(c) is hereby amended in its entirety as follows:

         (c) Since the most recent filing on Schedule 13D, there have been no transactions in the Shares by any of the Filing Persons.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: February 26, 2002

                                         ESL PARTNERS, L.P.


                                         By:   RBS Partners, L.P., its general
                                               partner
                                         By:   ESL Investments, Inc., its
                                               general partner


                                               By:   /s/ EDWARD S. LAMPERT
                                                   ----------------------------
                                                        Edward S. Lampert
                                                        Chairman

                                         ESL LIMITED

                                         By:   ESL Investment Management, LLC,
                                               its investment manager


                                               By:   /s/ EDWARD S. LAMPERT
                                                   ----------------------------
                                                        Edward S. Lampert
                                                        Managing Member

                                         ESL INSTITUTIONAL PARTNERS, L.P.

                                         By:   RBS Investment Management, LLC,
                                               its general partner


                                               By:   /s/ EDWARD S. LAMPERT
                                                   ----------------------------
                                                        Edward S. Lampert
                                                        Managing Member

                                         ESL INVESTORS, L.L.C.

                                         By:   RBS Partners, L.P., its manager
                                         By:   ESL Investments, Inc., its
                                               general partner


                                               By:   /s/ EDWARD S. LAMPERT
                                                   ----------------------------
                                                        Edward S. Lampert
                                                        Chairman

                                         ACRES PARTNERS, L.P.

                                         By:   ESL Investments, Inc., its
                                               general partner


                                               By:   /s/ EDWARD S. LAMPERT
                                                   ----------------------------
                                                        Edward S. Lampert
                                                        Chairman


                                         MARION PARTNERS, L.P.

                                         By:   ESL Investments, Inc., its
                                               general partner


                                               By:   /s/ EDWARD S. LAMPERT
                                                   ----------------------------
                                                        Edward S. Lampert
                                                        Chairman


                                         BLUE MACAW PARTNERS, L.P.

                                         By:   ESL Investments, Inc., its
                                               general partner


                                               By:   /s/ EDWARD S. LAMPERT
                                                   ----------------------------
                                                        Edward S. Lampert
                                                        Chairman


                                         /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                         EDWARD S. LAMPERT